                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                    Form 11-K

(Mark One)

[X]              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   For the fiscal year ended December 31, 1999

                                       OR

[ ]            TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

             For the transition period from __________ to __________

                                  ------------

                           COMMISSION FILE NO. 1-10308

                                  ------------

                        CENDANT MEMBERSHIP SERVICES, INC.
                             SAVINGS INCENTIVE PLAN
                            (Full title of the Plan)

                               CENDANT CORPORATION
          (Name of issuer of the securities held pursuant to the Plan)

                               9 WEST 57TH STREET
                            NEW YORK, NEW YORK 10019
                     (Address of principal executive office)

CENDANT MEMBERSHIP SERVICES, INC.
SAVINGS INCENTIVE PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS FOR THE YEARS ENDED
   DECEMBER 31, 1999 AND 1998

   Statements of Net Assets Available for Benefits
     as of December 31, 1999 and 1998                                         2

   Statements of Changes in Net Assets Available for
     Benefits for the Years Ended December 31, 1999 and 1998                  3

   Notes to Financial Statements                                             4-8

SUPPLEMENTAL SCHEDULES:

   Item 27a - Schedule of Assets Held for Investment Purposes
     as of December 31, 1999                                                  9

   Item 27d - Schedule of Reportable Transactions
     for the Year Ended December 31, 1999                                    10

Schedules required under the Employee Retirement Income Security Act of 1974 ("ERISA"), other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


To the Trustees and Participants of
Cendant Membership Services, Inc. Savings Incentive Plan


We have audited the accompanying statements of net assets available for benefits of Cendant Membership Services, Inc. Savings Incentive Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1999 and (2) reportable transactions for the year ended December 31, 1999 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
-------------------------
Deloitte & Touche LLP
New York, New York
June 23, 2000

CENDANT MEMBERSHIP SERVICES, INC.
SAVINGS INCENTIVE PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                               1999               1998
                                           ------------       ------------
ASSETS
   Investments, at fair value              $156,892,006       $133,512,866

   Contributions receivable from:
     Participants                                14,292            392,679
     Employer                                     6,494            148,345
   Interest and dividends receivable             28,529             22,769
                                           ------------       ------------

       Total receivables                         49,315            563,793
                                           ------------       ------------

NET ASSETS AVAILABLE FOR BENEFITS          $156,941,321       $134,076,659
                                           ============       ============

                       See notes to financial statements.

CENDANT MEMBERSHIP SERVICES, INC.
SAVINGS INCENTIVE PLAN


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                                        1999             1998
                                                                    -------------    -------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Contributions from:
     Participants                                                   $  10,795,854    $  12,999,827
     Employer                                                           3,558,900        4,607,701
     Rollovers                                                            937,197       10,984,632
                                                                    -------------    -------------

         Total contributions                                           15,291,951       28,592,160
                                                                    -------------    -------------

   Investment income:
     Net appreciation (depreciation) in fair value of investments      29,387,454      (14,161,742)
     Interest and dividends                                             2,626,598        2,225,798
                                                                    -------------    -------------

         Total investment income (loss)                                32,014,052      (11,935,944)
                                                                    -------------    -------------

         Total additions                                               47,306,003       16,656,216
                                                                    -------------    -------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefits paid to participants                                      (24,441,341)     (20,631,854)
                                                                    -------------    -------------

NET INCREASE (DECREASE) IN
   NET ASSETS AVAILABLE FOR BENEFITS                                   22,864,662       (3,975,638)
                                                                    -------------    -------------

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                                                  134,076,659      138,052,297
                                                                    -------------    -------------

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                                                      $ 156,941,321    $ 134,076,659
                                                                    =============    =============

                       See notes to financial statements.

CENDANT MEMBERSHIP SERVICES, INC.
SAVINGS INCENTIVE PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

1.  DESCRIPTION OF PLAN

    The following description of the Cendant Membership Services, Inc. Savings Incentive Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description or the Plan documents, which are available from Cendant Membership Services, Inc. (the "Company" or the "Plan Sponsor"), a wholly owned subsidiary of Cendant Corporation ("Cendant"), for a more complete description of the Plan's provisions.

    The Plan is a defined contribution plan that provides retirement benefits to eligible employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan was amended various times during 1998 to allow for existing plans of companies acquired by the Company to be combined into the Plan (See "Rollovers").

    The following is a summary of certain Plan provisions:

    a. Eligibility - The Plan covers substantially all full-time employees and certain part-time employees of the Company and certain of its subsidiaries and who have been employed for at least six months and are age twenty-one or older.

    b. Employee contributions - Participants may elect to make pre-tax contributions of up to fifteen percent of pre-tax annual compensation, up to a maximum of $10,000 for 1999 and 1998. Plan participants may change their deferral elections under the Plan on a monthly basis.

    c. Employer contributions - The Company matches each participant's bi-weekly contribution dollar for dollar of the first $27.69, $0.60 for each dollar of the next $36.93, and $0.40 for each dollar of the next $27.69 up to a maximum of 6% of pre-tax annual compensation, as defined in the Plan, for a total maximum match of $60.92 per bi-weekly pay period.

    d. Rollovers - All employees, upon commencement of employment, are provided the option of making a rollover contribution to the Plan in accordance with Internal Revenue Service ("IRS") regulations.

         Additionally, Plan assets associated with the qualified plans of companies acquired by the Company, including Davidson and Associates, Inc., Ideon Group, Inc. and North American Outdoor Group, were transferred into the Plan. Accordingly, approximately $9.5 million was merged into the Plan during 1998, and is included in Contributions From
         - Rollovers in the statements of changes in net assets available for benefits for the year ended December 31, 1998.

    e. Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company matching portion of their accounts (plus actual earnings thereon) is based on years of credited service as follows:

                 YEARS OF CREDITED SERVICE        PERCENTAGE VESTING
                 -------------------------        ------------------

                     Less than one                          0%
                     1 but less than 2                     20%
                     2 but less than 3                     40%
                     3 but less than 4                     60%
                     4 but less than 5                     80%
                     5 or more                            100%

    f. Loan Provision - Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence and are secured by the balance in the participant's account. The loans bear interest at a rate commensurate with prime rate plus one percent. Interest rates on outstanding loans as of December 31, 1999 ranged from 7% to 11%. Principal and interest is paid ratably through payroll deductions.

    g. Participant Accounts - Each participant's account is credited with the participant's contributions and allocations of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    h. Benefits Paid to Participants - Upon termination of employment, a participant may receive a lump-sum amount equal to the vested value of his or her account balance. Distributions to terminated employees are recorded in each fund when paid. Participants are entitled to withdraw all or any portion of their after-tax contributions. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59 1/2 or for financial hardship from certain accounts, as defined in the Plan, before that age. Amounts payable to participants who have terminated participation in the Plan were $918,750 and $620,817 at December 31, 1999 and 1998, respectively.

         In May 1999, the Company disposed of National Leisure Group, Inc. ("NLG"). In connection with the sale, Plan assets of approximately $251,000, which related to certain NLG employees, were transferred from the Plan into the acquiring company's plan during 1999. Such transfer is included in Benefits Paid to Participants in the statement of changes in net assets available for benefits for the year ended December 31, 1999.

         In December 1997, the Company disposed of Interval International, Inc. ("Interval"), a timeshare exchange business. In connection with the sale, Plan assets of approximately $7.5 million, which related to Interval employees, were transferred from the Plan into the acquiring company's plan during 1998. Such distribution of Plan assets is included in Benefits Paid to Participants in the statement of changes in net assets available for benefits for the year ended December 31, 1998.

    i. Forfeited Accounts - Forfeited balances of terminated participants' nonvested accounts are used at the discretion of the Plan administrative committee either to pay administrative expenses of the plan or to reduce future Company contributions. During the years ended December 31, 1999 and 1998, forfeited account balances amounted to $545,000 and $361,000, respectively. Also, in 1999 and 1998, employer contributions were reduced by $545,000 and $711,000 from forfeited nonvested accounts.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    a. Basis of Accounting - The accompanying financial statements are prepared on the accrual basis of accounting. All administrative costs of the Plan, other than costs incurred to maintain the participant loan accounts, were paid by the Company.

    b. Valuation of Investments and Income Recognition - The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Investments traded on the over-the-counter market for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The shares of registered investment companies are valued at the quoted market price, which represent the net asset value of shares held by the Plan at year-end. Loans to participants are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

    c. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

    d. Recently Issued accounting Pronouncements - In 1999, the Plan adopted the American Institute of Certified Public Accountants' Statement of Position ("SOP") 99-3, "Accounting and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters". SOP 99-3 simplifies the disclosures for certain investments and eliminates the requirement to disclose by investment fund option the statement of net assets available for benefits and the changes in net assets available for benefits for all years presented. Accordingly, certain reclassifications have been made in the prior year's financial statements to correspond to the current year's presentation.

3.  INVESTMENTS

    The following investments represent five percent or more of the Plan's net assets available for benefits as of December 31, 1999 and 1998:

                                                        1999            1998
                                                    ------------    ------------

    Neuberger & Berman Equity Separate Account      $ 50,873,478    $ 49,438,016
    Cendant Corporation Common Stock Fund             36,131,041      30,296,338
    First Union Evergreen Money Market Fund           17,665,755      16,443,650
    MetLife Stock Market Index Guarantee Fund          9,812,983               -
    Neuberger & Berman Limited Maturity Bond Fund      9,692,690      11,282,657
    Neuberger & Berman International Equity Fund       8,470,320               -
    Neuberger & Berman Genesis Fund                    8,131,366      10,076,330
                                                    ------------    ------------
                                                    $140,777,633    $117,536,991
                                                    ============    ============

    During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

    Mutual Funds                                    $ 19,572,855
    Cendant Stock                                     10,295,947
    Corporate Bond Funds                                (481,348)
                                                    ------------

                                                    $ 29,387,454
                                                    ============

4.  TAX STATUS

    The Plan is qualified under section 401(a) of the Internal Revenue Code of 1986 (the "Code") and is exempt from taxation under section 501(a) of the Code. The Plan received a favorable IRS determination letter dated September 7, 1995. The Plan has been amended since receiving that determination letter. However, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the related trust was tax exempt as of the financial statement dates. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.  CENDANT LITIGATION

    Since the April 15, 1998 announcement by Cendant of the discovery of accounting irregularities in the former business units of CUC International Inc. ("CUC"), approximately 70 lawsuits claiming to be class actions, two lawsuits claiming to be brought derivatively on Cendant's behalf and several individual lawsuits and arbitration proceedings have commenced in various courts and other forums against Cendant and other defendants by or on behalf of persons claiming to have purchased or otherwise acquired securities or options issued by CUC or Cendant between May 1995 and August 1998.

    The Securities and Exchange Commission ("SEC") and the United States Attorney for the District of New Jersey are also conducting investigations relating to the matters referenced above. The SEC advised Cendant that its inquiry should not be construed as an indication by the SEC or its staff that any violations of law have occurred. As a result of the findings from Cendant's internal investigations, Cendant made all adjustments considered necessary, which are reflected in Cendant's previously filed restated financial statements for the years ended December 31, 1997, 1996 and 1995 and for the six months ended June 30, 1998. Although Cendant can provide no assurances that additional adjustments will not be necessary as a result of the government investigations, Cendant does not expect that additional adjustments will be necessary.

    On December 7, 1999, Cendant announced that they had reached a preliminary agreement to settle the principal securities class action pending against Cendant in the U.S. District Court in Newark, New Jersey brought on behalf of purchasers of all Cendant and CUC publicly traded securities, other than PRIDES, between May 1995 and August 1998. Under the agreement, Cendant would pay the class members approximately $2.85 billion in cash. The settlement remains subject to approval by the court. If the settlement is not approved by the court, Cendant can make no assurances that the final outcome or other settlement of this litigation will not be for an amount greater than that set forth in the preliminary agreement.

    The proposed settlement does not encompass all litigation asserting claims associated with Cendant's accounting irregularities. Cendant does not believe that it is feasible to predict or determine the final outcome or resolution of these unresolved proceedings. An adverse outcome from such unresolved proceedings could be material with respect to Cendant's earnings in any given reporting period. However, Cendant does not believe that the impact of such unresolved proceedings should result in a material liability to Cendant's consolidated financial position or liquidity. Furthermore, Cendant does not expect the outcome of these proceedings to have any material adverse impact on the Plan.

    In connection with the aforementioned matters, it has come to the attention of Cendant that certain former fiduciaries of the Plan may have committed acts that constitute either negligence in their administration of the Plan or a breach of their fiduciary duties.

6.  PARTY-IN-INTEREST

    A portion of the Plan's investments are shares in the MetLife Stock Market Index Guarantee Fund, a fund managed by MetLife. MetLife is the custodian of these investments as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

7.  PLAN TERMINATION

    Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested and will receive lump-sum distributions in an amount equal to the value of their accounts.

8.  SUBSEQUENT EVENTS

    Plan Merger
    Effective January 1, 2000, subject to sections 401(a), 411(d)(6) and 414(l) of the Internal Revenue Code, the Plan was merged with and into the Cendant Corporation Employee Savings Plan (the "Cendant Plan"). As of the date of this report, the Plan's assets have not been transferred to the Cendant Plan. In anticipation of the merger and subject to the provisions of ERISA, the Company discontinued all employee and employer contributions to the Plan as of January 1, 2000.

                             SUPPLEMENTAL SCHEDULES

CENDANT MEMBERSHIP SERVICES, INC.
SAVINGS INCENTIVE PLAN

ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                                                 CONTRACT OR
                                                   NUMBER OF                       CURRENT
    DESCRIPTION                                  UNITS/SHARES        COST           VALUE
    -----------                                  ------------        ----           -----
Neuberger & Berman Equity Separate Account           2,479,167    $ 30,697,614   $ 50,873,478
Cendant Corporation Company Stock Fund               3,543,089      31,390,521     36,131,041
Neuberger & Berman Limited Maturity Bond Fund        1,079,364      10,185,887      9,692,690
Neuberger & Berman International Equity Fund           348,429       5,641,574      8,470,320
Neuberger & Berman Genesis Fund                        386,472       7,673,354      8,131,366
First Union Evergreen Money Market Fund             17,665,755      17,665,755     17,665,755
MetLife Stock Market Index Guarantee Fund               18,722       7,918,993      9,812,983
Kobrick Capital Fund                                   251,578       4,380,235      5,652,958
Kobrick Emerging Growth Fund                           162,871       2,762,442      3,578,277
Kobrick Growth Fund                                    138,747       2,221,511      2,951,148
Loans to participants*                               3,931,990       3,931,990      3,931,990
                                                     ---------       ---------      ---------
Total                                               30,006,184    $124,469,876   $156,892,006
                                                    ==========    ============   ============

* Maturity dates range from September 2000 to November 2014. Interest rates range from 7% to 11%.

CENDANT MEMBERSHIP SERVICES, INC.
SAVINGS INCENTIVE PLAN

ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                                           PURCHASES                        SALES
          IDENTITY OF                       DESCRIPTION     PURCHASE       NUMBER OF       SELLING      NUMBER OF     NET GAIN
        PARTY INVOLVED                         OF ASSET        PRICE    TRANSACTIONS         PRICE   TRANSACTIONS    OR (LOSS)
        --------------                         --------        -----    ------------         -----   ------------    ---------
A SERIES OF TRANSACTIONS IN EXCESS OF 5% OF THE BEGINNING VALUE OF PLAN ASSETS

Cendant Corporation Company Stock Fund    Common Stock     $       -            -      $10,114,906          238     $(2,555,258)

Neuberger & Berman Equity
  Separate Account                        Mutual Fund              -            -       16,696,779          248       5,211,398

First Union Evergreen Money Market Fund   Money Market      11,239,324         224      10,017,220          248             -

                                    SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           Cendant Membership Services, Inc.
                                           Savings Incentive Plan

Date:  June 28, 2000                       By: /s/ David M. Johnson
                                               --------------------
                                               David M. Johnson
                                               Plan Committee Member
                                               Cendant Membership Services, Inc.
                                               Savings Incentive Plan